Exhibit 99.1

I am pleased to inform you that our shareholders have approved the proposed stock option exchange program outlined in my February 13, 2009 email.  As I stated in that email, we expect the program to commence sometime within the next six months.

Please note, however, that in the event of a significant change in circumstances or fluctuations in our stock price before that time, the Board of Directors has reserved the right to cancel or postpone the program as the Board may deem appropriate.  In the event that happens, I will inform you promptly of their decision.  Otherwise, we do not anticipate making any additional announcements about the program until it is set to begin.  At that time, we will provide all eligible employees with the specific details of the offer in written documentation as prescribed by SEC rules and regulations which govern these types of programs.

In the meantime, I am required by those regulations to inform you that the tender offer described in this communication has not yet commenced.  Persons who are eligible to participate in the exchange program will receive an offer to purchase and related tender offer statement if and when they become available.  At that time these materials will also be made available free of charge at the SEC’s website at http://www.sec.gov.  All eligible employees are advised to read these materials carefully when they become available, as they will contain important information to help you decide whether or not to participate in the exchange program.

This email is simply to inform you that the necessary shareholder approval has been obtained. No action is required of you at this time.

Greg Forrest

President and CEO